[Holland & Knight LLP Letterhead]

Mark A. von Bergen
503 243 5874
mark.vonbergen@hklaw.com

VIA EDGAR AND OVERNIGHT MAIL

June 3, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Geoffrey Kruczek

Re:	CombiMatrix Corporation
Post-Effective Amendment to Form S-1 on Form S-3
SEC File No. 333-139679
Supplemental Response to Commission letter dated May 23, 2008

Dear Mr. Kruczek:

On behalf of CombiMatrix Corporation, a Delaware corporation (the “Company” or “CombiMatrix”), we submit the following supplemental responses to the Division’s letter dated May 23, 2008 regarding the Company’s Post-Effective Amendment to Form S-1 on Form S-3 (File No. 333-139679). These responses supplement those contained in our letter dated June 2, 2008.  We have reproduced the comments from your letter and our response follows each comment.

1.     We note your response to prior comment 2. Please provide us with an enhanced analysis of the materiality of any potential Section 12(a)(1) liability for unregistered offers to public warrant holders who exercise their warrants. Regardless of whether offers of the underlying securities are subsequently registered or whether sales of such securities were subsequently exempt from registration. Although we are unable to agree with your analysis of section 3(a)(9), it is not relevant to this comment because subsequent registration of exemption from registration of offers and sales does not eliminate liability for previous unregistered offers.

After further analysis since the letter submitted on CombiMatrix’s behalf on May 12, 2008, CombiMatrix believes that there is no Section 12(a)(1) liability, whether existing or potential, because there has been no violation of Section 5 of the Securities Act.  In order for Section 5 to have been violated, an unregistered offer or sale of securities must first have occurred.  In this case, CombiMatrix believes that there were no unregistered offers or sales.

CombiMatrix had intended the registration statement to be used not only on the August 15, 2007 redemption date, but also afterwards in order to cover warrant exercises; however, CombiMatrix now acknowledges that aspects of the registration statement were incomplete and did not clearly articulate the latter intended use.  For example: the Rule 415 box was not checked on the cover page of the registration statement; registration fees were calculated under Rule 457(f), rather than Rule 457(g), the subsection typically used when registering shares issuable upon exercise of warrants; the cover page of the prospectus did not explicitly state that it was intended to be used after the redemption date to cover warrant exercises; the “Use of Proceeds” section did not address the principal purposes for which the net proceeds would be used; the “Plan of Distribution” section did not explain how the warrant shares would be sold; and the Exhibit 5.1 legal opinion did not specifically address the warrant shares.  In light of these inadvertent omissions, CombiMatrix concedes that the registration statement could be interepreted as intended for use on the redemption date only.  However, CombiMatrix believes that the omissions were, taken together, immaterial to the investment decisions of the Company’s security holders and the public.  Among other things, the omissions had no bearing on the completeness of disclosure about CombiMatrix’s business, its financial condition or the shares of common stock being offered.  Further, there is evidence that the Company’s warrantholders were not confused by the omissions, and instead believed and had reason to believe that the registration statement was to be used after the redemption date.  Such evidence includes:

i.

In order to inform warrantholders of their rights after the split-off, CombiMatrix mailed a “Certificate of Adjustment” to all of the warrantholders after the redemption date to inform them that, as a result of the split-off, they were entitled to receive CombiMatrix common stock rather than Acacia Research-CombiMatrix common stock upon exercise of outstanding warrants. The Certificate of Adjustment stated, in relevant part: “[T]he following adjustments are automatically effective to the warrant as of August 15, 2007... The redemption of all issued and outstanding shares of Acacia Research-CombiMatrix common stock for all issued and outstanding shares of common stock of CombiMatrix Corporation... effective as of August 15, 2007, gave rise to the foregoing adjustments. The redemption is more fully described in the Notice of Redemption and accompanying Registration Statement of CombiMatrix Corporation on Form S-1, declared effective on June 8, 2007, previously delivered to you and incorporated herein by reference.” (Note: Although the information was materially identical to that which was disclosed in the prospectus, the Certificate of Adjustment was not filed as a free writing prospectus or otherwise. CombiMatrix does not believe this oversight to be material, and proposes to file the Certificate of Adjustment as an exhibit in a post-effective amendment to the registration statement).

ii.

Prospectus Supplement No. 7, dated September 26, 2007, states: “As a result of the redemption, there are outstanding warrants entitling their holders to purchase an aggregate of 2,383,865 shares of our common stock at a weighted average exercise price of approximately $8.63 per share, ranging from $5.50 to $27.50 per share. Consequently, as of August 15, 2007, the total number of shares of our common stock continuing to be offered under this prospectus is 2,383,865.”

iii.

The four warrantholders who exercised warrants after the redemption date requested and received un-legended shares of common stock, evidencing a belief by the warrantholders that they were purchasing shares pursuant to an effective registration statement.

These facts suggest that the warrantholders to whom offers were made understood that the registration statement survived the redemption date, and that their understanding was not materially affected by CombiMatrix’s inadvertent omissions in the registration statement.

Materiality, or lack of it, also may be measured by the type of information omitted.  CombiMatrix believes that the omissions were immaterial because the omitted information did not relate to the Company’s business, financial condition, the securities being offered or any other information typically relevant to an investment decision.  CombiMatrix periodically updated its prospectus with Form 10-Q information using prospectus supplements (see prospectus supplements filed August 6, 2007 and December 6, 2007).  See also prospectus supplements dated June 15, 2007, July 12, 2007, July 31, 2007, September 7, 2007, September 21, 2007, September 26, 2007 and February 14, 2008 to report material changes to the information contained in the original prospectus.  Further, CombiMatrix added material exhibits via post-effective amendments on July 13, 2007 and August 1, 2007.  Finally, in keeping with its obligations under Section 10(a)(3) of the Securities Act and Item 512(a)(1)(i) of Regulation S-K, CombiMatrix filed a post-effective amendment on April 16, 2008 to incorporate its most recent annual report on Form 10-K, and to convert the registration statement on Form S-1 to Form S-3.

In sum, CombiMatrix believes that the omitted information relating to the intended use of the prospectus after the redemption date was immaterial because:

i.	it appears that the warrantholders in fact assumed the intended use to be the case; and

ii.	the registration statement was continuously updated to reflect current and complete information about CombiMatrix’s business, its financial condition and its common stock.

CombiMatrix believes that the proper manner in which to address inadvertent, immaterial omissions in an effective registration statement is via a prospectus supplement or post-effective amendment.  In this case, CombiMatrix proposes to file a post-effective amendment to add the omitted information and clarify the intended use of the prospectus.  Proposed modifications include:

•	Checking the “Rule 415” box on the cover page of the post-effective amendment.
•

Although a correct number of shares was registered and subject to the registration statement, the registration fee was incorrectly computed. CombiMatrix is willing to submit an additional fee based upon a correct computation.

•

Including substantially the following disclosure on the cover page of the prospectus: “This prospectus covers the sale by us of up to 2,305,274 shares of our common stock to be issued upon the exercise of the following outstanding warrants:  warrants to purchase 159,648 shares of our common stock for $24.00 per share, issued September 2005; warrants to purchase 1,129,894 and 48,842 shares of our common stock for $8.70 and $10.88 per share, respectively, issued December 2006; and warrants to purchase 966,890 shares of our common stock for $5.50 per share, issued May 2007. If all of the warrants are exercised, we will receive proceeds of up to $19,510,926 before deducting expenses estimated
at $       .

•

Including substantially the following disclosure in Use of Proceeds: “We may receive gross proceeds of up to $19,510,926, before deducting expenses estimated at $       , from the exercise of warrants and sale of the securities appearing on the cover page of this prospectus. We will retain discretion over the use of the net proceeds we may receive from this offering, but we currently intend to use such proceeds, if any, for working capital purposes, research and development, general and administrative expenses, and sales and marketing activities.”

•

Including substantially the following disclosure in Plan of Distribution: “The securities on the cover page of this prospectus will be offered solely by us, and no underwriters are participating in this offering. For the holders of warrants to exercise the warrants, the shares issuable upon exercise must either be registered under the Securities Act of 1933, as amended, or exempt from registration. The issuance of the common stock also must be registered with various state securities commissions or exempt from registration under the securities laws of the states where the warrant holders reside. We intend to maintain a current registration while the warrants are exercisable. The last set of warrants expires on May 3, 2012.”

•	Including a replacement Exhibit 5.1 legal opinion that explicitly addresses the warrant shares.

CombiMatrix also would withdraw the Form S-3 registration statement that it filed on May 21, 2008.  CombiMatrix believes that rectifying the omissions through a post-effective amendment would best serve the interests of its investors, including its warrant holders, whom the Company believes have assumed that the warrant shares continue to be covered by the prospectus.

2.

We note the paragraph in your response under the heading “Warrants not yet exercised” in which you discuss a “well-established practice” that “only shares issuable upon exercise of the in-the-money warrants need be registered.” The telephone interpretation noted in your response is limited only to an issuer’s obligation to keep current a registration statement that relates to the warrant exercise; it does not apply to the registration of the offer and sale of the securities underlying the warrants. Please revise your analysis accordingly.

CombiMatrix acknowledges the Staff’s comment, but no longer believes a response to be relevant or necessary because CombiMatrix believes that the warrant shares should continue to be registered on the Form S-1 registration statement.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ MARK A. VON BERGEN

Mark A. von Bergen

cc:	Dr. Amit Kumar, CombiMatrix
Scott Burell, CombiMatrix
Raymond Lee, Greenberg Traurig
Dennis Rasor, Greenberg Traurig